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                                                FILED PURSUANT TO RULE 424(b)(3)



                                                              FILE NO. 333-33340


PROSPECTUS

                                8,333,334 SHARES

                          AMYLIN PHARMACEUTICALS, INC.

                                  COMMON STOCK

                           -------------------------

     We are registering our common stock for resale by the security holders identified in this prospectus.

     For a description of the method of distribution of the resale shares, see page 17 of this prospectus.

     Our common stock is currently traded on the Nasdaq National Market under the symbol "AMLN." On March 24, 2000, the last reported sales price for our common stock was $12.75 per share.

                           -------------------------

         INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is April 3, 2000.

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                                  OUR BUSINESS

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated here by reference.

     We are a research and development pharmaceutical company focused on metabolic disorders and specializing in the identification and development of drug candidates.

DRUG DEVELOPMENT PROCESS

     In order to study the safety and effectiveness of our drug candidates we first evaluate their physical and chemical properties in laboratory tests, followed by evaluation of their effects in laboratory animals. If these studies show promise, following procedures established by the FDA, we begin clinical trials of drug candidates in humans. In Phase 1 clinical trials, a drug candidate is given to a small number of healthy volunteers or patients. These Phase 1 studies examine the safety and the size of dose that humans can take without a high incidence of side effects.

     If the Phase 1 trials do not reveal any major problems, such as unacceptable toxicity, we can progress to Phase 2 studies. Phase 2 clinical trials involve giving the drug candidate to patients who have the targeted condition and typically involve up to several hundred patients. Phase 2 studies are used to examine safety and the effects of the drug candidate relative to the disease being treated.

     Phase 3 clinical trials involve larger numbers of patients, typically several hundred to several thousand patients and typically are of longer duration than Phase 2 clinical trials. Typically, if the Phase 3 of clinical trials produce acceptable results, all clinical trial data is examined and included in a new drug application submitted to FDA. If the FDA approves a new drug application, the new medicine becomes available for physicians to prescribe.

OUR DRUG CANDIDATES

     SYMLIN. We are developing SYMLIN(TM)(pramlintide acetate) for the treatment of people with type 1 diabetes and people with type 2 diabetes who use insulin. SYMLIN is a synthetic analog of the human hormone amylin. We have also completed over 30 Phase 1 and Phase 2 studies of SYMLIN involving over 1,400 participants, including people with either type 1 diabetes or type 2 diabetes who use insulin. We have also reported the results of six Phase 3 studies of SYMLIN (two in type 1 diabetes in the US, two in type 2 diabetes in the US, one each in type 1 and type 2 diabetes in Europe/Canada) in which neither the participants nor the investigators knew who received SYMLIN or placebo, and several studies in which it was known that all participants received SYMLIN. To date, over 3,500 participants have received SYMLIN in our clinical trials. We plan to submit a new drug application for SYMLIN in mid-2000.

     AC2993. We are currently evaluating AC2993 (synthetic exendin-4) in Phase 2 clinical trials for the treatment of people with type 2 diabetes. To date, over 100 people have received AC2993 in our Phase 1 and Phase 2 clinical studies.

     AC3056. We are currently evaluating AC3056 in preclinical laboratory and animal studies for potential utility in the treatment of metabolic disorders relating to cardiovascular disease in order to support the initiation of clinical trials in humans. We are planning to submit an investigational new

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drug application to the FDA in the first half of 2000 which, if accepted, would allow us to begin Phase 1 clinical trials.


RECENT EVENTS



     In February 2000, we received gross proceeds of $100 million from the sale of 8,333,334 shares of newly issued common stock (before deducting expenses of approximately $4.4 million in connection with the offering).


CORPORATE INFORMATION

     We were incorporated in Delaware in September 1987. Our executive offices are currently located at 9373 Towne Centre Drive, San Diego, California 92121, and our telephone number is (858) 552-2200.

     SYMLIN is our trademark. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

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                                  RISK FACTORS

     Except for the historical information contained or incorporated by reference, this prospectus (and the information incorporated by reference) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference into this prospectus.

     Investment in Amylin shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any Amylin shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

RESULTS FROM OUR CLINICAL TRIALS MAY NOT BE SUFFICIENT TO OBTAIN REGULATORY CLEARANCE TO MARKET SYMLIN OR AC2993 IN THE UNITED STATES OR ABROAD ON A TIMELY BASIS, OR AT ALL.

     Our drug candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays. The FDA may refuse to approve an application for approval of a drug candidate if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval.

     The data collected from our clinical trials may not be sufficient to support approval of SYMLIN or AC2993 by the FDA or any foreign regulatory authorities. With respect to SYMLIN, the results of our first four Phase 3 clinical studies were not sufficient, standing alone, to support an application with the FDA for marketing approval. In some of these first four studies, the statistical requirements agreed in advance with the FDA were not met. However, the results of the final two Phase 3 clinical studies for SYMLIN that were reported in August and November 1999 achieved the statistical requirements that we agreed with the FDA to meet, which, because of additional information gathered from our prior studies, were slightly different from the requirements in the four prior studies. We believe that the results of our entire SYMLIN clinical trial program, including the two most recently completed Phase 3 clinical studies of SYMLIN, should support regulatory approval of SYMLIN. However, it is possible that the FDA or other regulatory authorities may deem our SYMLIN clinical trial results insufficient to meet regulatory requirements for marketing approval or may limit approval for only selected uses. Manufacturing facilities operated by the third party manufacturers with whom we contract to manufacture SYMLIN may not pass an FDA preapproval inspection for SYMLIN. Any failure or delay in obtaining these approvals could prohibit or delay us from marketing SYMLIN. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for SYMLIN, the FDA and foreign regulatory authorities may not ultimately approve SYMLIN for commercial sale in any jurisdiction. If SYMLIN does not meet applicable regulatory requirements for approval, we may not have the financial resources to continue research and development of SYMLIN or any of our other product candidates and we may not be able to generate revenues from the commercial sale of any of our products.

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DELAYS IN THE CONDUCT OR COMPLETION OF OUR CLINICAL TRIALS OR THE ANALYSIS OF
THE DATA FROM OUR CLINICAL TRIALS MAY RESULT IN DELAYS IN OUR PLANNED FILINGS FOR REGULATORY APPROVALS, OR ADVERSELY AFFECT OUR ABILITY TO ENTER INTO NEW COLLABORATIVE ARRANGEMENTS.

     We cannot predict whether we will encounter problems with any of our completed or ongoing clinical studies that will cause us or regulatory authorities to delay or suspend our ongoing clinical studies or delay the analysis of data from our completed or ongoing clinical studies. If the results of our ongoing and planned clinical studies for AC2993 are not available when we expect or if we encounter any delay in the analysis of our clinical studies for SYMLIN or AC2993:

     - we may delay the submission of our applications for regulatory approval of SYMLIN with regulatory authorities in North America and Europe;

     - we may not have the financial resources to continue research and development of any of our product candidates; and

     - we may not be able to enter into collaborative arrangements relating to any product subject to delay in regulatory filing.

     Any of the following reasons could delay the completion of our ongoing and future clinical studies:

     - delays in enrolling volunteers;

     - lower than anticipated retention rate of volunteers in a trial; or

     - serious side effects experienced by study participants relating to the product candidate.

EVEN IF WE OBTAIN INITIAL REGULATORY APPROVAL FOR OUR PRODUCTS, IF WE FAIL TO COMPLY WITH EXTENSIVE CONTINUING REGULATIONS ENFORCED BY DOMESTIC AND FOREIGN REGULATORY AUTHORITIES, IT COULD HARM OUR ABILITY TO GENERATE REVENUES AND THE MARKET PRICE OF OUR STOCK COULD FALL.

     Even if we are able to obtain United States regulatory approval for SYMLIN, the approval will be subject to continual review, and newly discovered or developed safety issues may result in revocation of the marketing approval. Moreover, if and when we obtain marketing approval for SYMLIN, the marketing of the product will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including adverse event reporting requirements and the FDA's general prohibition against promoting products for unapproved uses. The SYMLIN manufacturing facilities are also subject to continual review and periodic inspection and approval of manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA's Good Manufacturing Practices regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these postapproval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions or any unanticipated changes in existing regulatory requirements or the adoption of new requirements could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue as a going concern and cause our stock price to fall.

     The manufacturers of SYMLIN also are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. In the future, our manufacturers may incur significant costs to comply with those laws and regulations which could increase our manufacturing costs and reduce our ability to operate profitably.

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EXISTING PRICING REGULATIONS AND REIMBURSEMENT LIMITATIONS MAY REDUCE OUR
POTENTIAL PROFITS FROM THE SALE OF OUR PRODUCTS.

     The requirements governing product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. As a result, we or our partners may obtain regulatory approval for a product in a particular country, but then be subject to price regulations that reduce our profits from the sale of the product. Also, in some foreign markets pricing of prescription pharmaceuticals is subject to continuing government control even after initial marketing approval.

     Our ability to commercialize our products successfully also will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing SYMLIN and/or AC2993 to the market, we cannot assure you that either product will be considered cost effective and that reimbursement will be available or will be sufficient to allow us to sell SYMLIN and/or AC2993 on a competitive basis.

WE WILL REQUIRE FUTURE CAPITAL AND ARE UNCERTAIN OF THE AVAILABILITY OR TERMS OF ADDITIONAL FUNDING. IF FUNDING BECOMES UNAVAILABLE, IS INADEQUATE, OR IS NOT AVAILABLE ON ACCEPTABLE TERMS, IT MAY ADVERSELY AFFECT THE VALUE OF YOUR SHARES.

     We must continue to find sources of capital in order to complete the development and commercialization of SYMLIN and AC2993. Our future capital requirements will depend on many factors, including:

     - the time and costs involved in obtaining regulatory approvals;

     - the costs of manufacturing SYMLIN and AC2993;

     - our ability to establish one or more marketing, distribution or other commercialization arrangements for SYMLIN and AC2993;

     - progress with our preclinical studies and clinical studies;

     - scientific progress in our other research programs and the magnitude of these programs;

     - the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patents or defending ourselves against competing technological and market developments; and

     - the potential need to repay outstanding indebtedness.

     You should be aware that in the future:

     - we may not obtain additional financial resources when necessary or on terms favorable to us, if at all;

     - any available additional financing may not be adequate; and

     - we may be required to use financing to repay existing indebtedness to our current or future creditors, including Johnson & Johnson.

     As of December 31, 1999, the total principal and interest due to Johnson & Johnson was approximately $50.6 million, which is secured by our issued patents and patent applications relating to amylin, including several that relate to SYMLIN. In the event we require additional capital and we are unable to obtain additional financing on acceptable terms, we would not have the financial resources to continue research and development of SYMLIN, AC2993 or any of our other product

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candidates and we would curtail or cease our operations, which would adversely affect the value of your shares.

WE HAVE A HISTORY OF OPERATING LOSSES, ANTICIPATE FUTURE LOSSES, MAY NOT GENERATE REVENUES FROM PRODUCT SALES AND MAY NEVER BECOME PROFITABLE.

     We have experienced significant operating losses since our inception in 1987. As of December 31, 1999, we had an accumulated deficit of approximately $292 million. We expect to incur significant additional operating losses over the next several years. We have derived substantially all of our revenues to date from development funding, fees and milestone payments under collaborative agreements and from interest income. To date, we have not received any revenues from product sales. To achieve profitable operations, we, alone or with others, must successfully develop, manufacture, obtain required regulatory approvals and market our products. We may not ever become profitable. If we become profitable, we may not remain profitable.

WE HAVE NOT PREVIOUSLY SOLD, MARKETED OR DISTRIBUTED A PRODUCT, AND OUR ABILITY TO ENTER INTO THIRD PARTY RELATIONSHIPS IS IMPORTANT TO OUR SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION OF PRODUCTS AND POTENTIAL PROFITABILITY.

     We have not previously sold, marketed or distributed a product. To market any of our products, we must obtain access to marketing and sales forces with technical expertise and with supporting distribution capability. We may need to enter into marketing and distribution arrangements for SYMLIN and/or AC2993 or find a corporate partner who can provide support for commercialization of SYMLIN and/or AC2993. We may not be able to enter into marketing and distribution arrangements for SYMLIN or AC2993 or find a corporate partner for these drug candidates. If we do not, or are not able to, enter into a marketing or distribution arrangement or find a corporate partner who can provide support for commercialization of SYMLIN and/or AC2993, we may perform some marketing and distribution activities for these potential drug products. We may not be able to successfully perform these marketing or distribution activities. Moreover, any new marketer or distributor or corporate partner for SYMLIN or AC2993 may not establish adequate sales and distribution capabilities or gain market acceptance for products, if any.

OUR COMMERCIALIZATION PLANS FOR SYMLIN AND AC2993 ARE DEPENDENT ON THE PERFORMANCE OF, AND OUR RELATIONSHIPS WITH, THIRD PARTIES THAT PROVIDE US WITH PRODUCT DEVELOPMENT, CLINICAL AND REGULATORY SUPPLIES AND SERVICES.

     We depend to a significant degree on third parties to perform the majority of product development, clinical and regulatory functions for our product candidates. In particular, we rely to a significant degree on third parties for the preparation of our planned regulatory submission for SYMLIN. While we believe that business relations between us and our third-party suppliers and service providers have been good, we cannot predict whether third-party suppliers and service providers will continue to cooperate with us in the performance of our most important services or functions. Any difficulties or interruptions of service with our third-party product development, clinical and regulatory suppliers and service providers could disrupt the development of our product candidates, the completion of our clinical trials, the manufacture of our products and delay our filing for regulatory approval of SYMLIN.

WE DO NOT MANUFACTURE OUR OWN PRODUCTS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE SUPPLIES, WHICH COULD CAUSE DELAYS OR REDUCE PROFIT MARGINS.

     The manufacturing of sufficient quantities of new drugs is a time consuming and complex process. We currently have no facilities for the manufacture of clinical study or commercial supplies of SYMLIN or AC2993. We currently rely on third parties to manufacture SYMLIN and AC2993.

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We work with three contract suppliers who have the capabilities for the commercial manufacture of SYMLIN. We, alone or together with a new corporate partner, may not be able to make the transition to commercial production. While we believe that our business relations between us and our contract manufacturers are good, we cannot predict whether these manufacturers will meet our requirements for quality, quantity or timeliness for the manufacture of SYMLIN or AC2993. Therefore, we may not be able to obtain supplies of products on acceptable terms or in sufficient quantities, if at all. Our dependence on third parties for the manufacture of products may also reduce our profit margins and ability to develop and deliver products with sufficient speed.

     If any of our existing manufacturers cease to manufacture SYMLIN, we may need to locate and engage another manufacturer. The cost and time to establish manufacturing facilities to produce SYMLIN would be substantial. As a result, using a new manufacturer could delay bringing SYMLIN to market, disrupt our ability to supply SYMLIN or reduce our profit margins. Any delay or disruption in the manufacturing of SYMLIN could require us to raise additional funds.

OUR OTHER RESEARCH AND DEVELOPMENT PROGRAMS MAY NOT RESULT IN ADDITIONAL DRUG CANDIDATES, WHICH COULD REQUIRE THAT WE RAISE ADDITIONAL FUNDS.

     Any additional product candidates will require significant research, development, preclinical and clinical testing, regulatory approval and commitments of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional product candidates that could generate revenues for us. If we do not develop additional drug candidates, or if our discovery efforts are delayed, we may have to raise additional funds to continue our business.

IF WE ARE UNABLE TO OBTAIN NEW PATENTS BASED ON CURRENT PATENT APPLICATIONS OR FOR FUTURE INVENTIONS, WE MAY NOT BE ABLE TO PREVENT OTHERS FROM USING OUR INTELLECTUAL PROPERTY.

     We own or hold exclusive rights to 28 issued United States patents and approximately 30 pending United States patent applications. Of these issued patents and patent applications, we have a total of 11 issued U.S. patents and nine pending applications that we believe are relevant to the development and commercialization of SYMLIN and one issued US patent and 12 pending applications that we believe are relevant to the development and commercialization of AC2993. We also own or hold exclusive rights to various foreign patent applications that correspond to issued United States patents or pending United States patent applications.

     Our success will depend in part on our ability to obtain patent protection for our products and technologies both in the United States and other countries. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. For instance, a third party may successfully circumvent our patents. In addition, because patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be sure that the inventors of subject matter covered by our patents and patent applications were the first to invent or the first to file patent applications for these inventions. In the event that a third party has also filed a patent for any of its inventions, we may have to participate in interference proceedings declared by the US Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favorable to us. Furthermore, we may not have identified all United States and foreign patents that pose a risk of infringement.

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LITIGATION REGARDING PATENTS AND OTHER PROPRIETARY RIGHTS MAY BE EXPENSIVE,
CAUSE DELAYS IN BRINGING PRODUCTS TO MARKET AND HARM OUR ABILITY TO OPERATE.

     Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. As a result, the enforceability of patents is uncertain and involves complex legal and factual questions. Third parties may challenge or infringe upon existing or future patents. In the event that a third party challenges a patent, a court may invalidate the patent or determine that the patent is not enforceable. Proceedings involving our patents or patent applications or those of others could result in adverse decisions about:

     - the patentability of our inventions and products relating to our drug candidates; and/or

     - the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

     The manufacture, use or sale of our drug candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, and fail successfully to defend an infringement action or to have infringing patents declared invalid, we may:

     - incur substantial money damages;

     - encounter significant delays in bringing our drug candidates to market; and/or

     - be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.

     In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

COMPETITION IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY RESULT IN COMPETING PRODUCTS, SUPERIOR MARKETING OF OTHER PRODUCTS AND LOWER REVENUES OR PROFITS FOR US.

     We believe that competition may be intense for all of our product candidates. Our competitors include multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. A number of our competitors are pursuing the development of novel pharmaceuticals which target the same diseases that we are targeting, and we expect that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical studies of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic

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products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we do and provide those competitors with an advantage for the marketing of products with similar potential uses. Furthermore, if we are permitted to commence commercial sales of products, we may also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

     Our target patient population for SYMLIN is people with diabetes whose therapy includes multiple insulin injections daily. AC2993 is currently being studied for the treatment of type 2 diabetes. Other products are currently in development or exist in the market that may compete directly with the products that we are seeking to develop and market. Various products are available to treat type 2 diabetes, including:

  - sulfonylureas               - meglitinides
  - metformin                   - alpha-glucosidase inhibitors
  - insulin                     - thiozolidinediones

     In addition, several companies are developing various approaches to improve treatments for type 1 and type 2 diabetes. We cannot predict whether our products, even if successfully tested and developed, will have sufficient advantages over existing products to cause health care professionals to adopt them over other products or that our products will offer an economically feasible alternative to existing products.

WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGE IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES, WHICH COULD MAKE OUR PRODUCTS OBSOLETE AND REDUCE OUR REVENUES.

     Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover expenses incurred in developing those products which may require that we raise additional funds to continue our operations.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR CHIEF EXECUTIVE OFFICER AND OUR SENIOR VICE PRESIDENT OF CLINICAL AFFAIRS AND TO ATTRACT, RETAIN AND MOTIVATE QUALIFIED PERSONNEL.

     We are highly dependent on Joseph C. Cook, Jr., our Chief Executive Officer, and Orville G. Kolterman, M.D., our Senior Vice President of Clinical Affairs, and the other principal members of our scientific and management staff, the loss of whose services might impede the achievement of our research and development objectives. Recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to our success. Although we believe we will be successful in attracting and retaining skilled and experienced scientific personnel, we may not be able to attract and retain these personnel on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies, universities and other research institutions for experienced scientists and management personnel. We do not maintain "key person" insurance on any of our employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating research and development strategy. Our consultants and advisors may be employed by employers other than us and may have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.

OUR BUSINESS HAS A SUBSTANTIAL RISK OF PRODUCT LIABILITY CLAIMS, AND INSURANCE MAY BE EXPENSIVE OR UNAVAILABLE.

     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Product liability claims could result in a recall of products or a change in the indications for which they may be used. Although we currently

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have product liability insurance, we cannot assure you that insurance will provide adequate coverage against potential liabilities. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may not be able to maintain current amounts of insurance coverage, obtain additional insurance or obtain insurance at a reasonable cost or in sufficient amounts to protect against losses that could have a material adverse effect on us.

OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, WHICH SUBJECT US TO REGULATION, RELATED COSTS AND DELAYS AND POTENTIAL LIABILITIES.

     Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of those materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with and substantial fines or penalties if we violate any of these laws or regulations.

PROVISIONS IN AMYLIN'S CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKE-OVER ATTEMPTS AND THUS DEPRESS THE MARKET PRICE OF OUR STOCK.

     Provisions in Amylin's certificate of incorporation, as amended, may have the effect of delaying or preventing a change of control or changes in its management. These provisions include:

     - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors; and

     - the ability of the board of directors to issue, without stockholder approval, up to 7,375,000 shares of preferred stock with terms set by the board of directors.

     Each of these provisions could discourage potential take-over attempts and could adversely affect the market price of our common stock.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK BY EXISTING STOCKHOLDERS OR BY US COULD CAUSE OUR STOCK PRICE TO FALL.

     Sales by existing stockholders of a large number of shares of our common stock in the public market after this offering or the perception that additional sales could occur could cause the market price of our common stock to drop. As of March 1, 2000, we had approximately 62.5 million shares of common stock outstanding, of which approximately 37.9 million are freely tradeable, approximately 12.6 million may be sold in accordance with Rule 144 and approximately 12.0 million are currently restricted but may be sold in the future in accordance with registration statements covering these shares. Likewise, additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock.

SIGNIFICANT VOLATILITY IN THE MARKET PRICE FOR OUR COMMON STOCK COULD EXPOSE US TO LITIGATION RISK.

     The market prices for securities of biopharmaceutical and biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of these biopharmaceutical and biotechnology companies. Given the uncertainty of our future funding and our planned filing for regulatory approval of SYMLIN, we expect that we may continue to experience volatility of our stock price throughout 2000. In addition, the following factors may have a significant effect on the market price of our common stock:

     - announcements of additional clinical study results;

     - announcements of determinations by regulatory authorities with respect to our drug candidates;

     - developments in our relationships with current or future collaborative partners;

     - fluctuations in our operating results;

     - public concern as to the safety of drugs developed by us;

     - technological innovations or new commercial therapeutic products by us or our competitors;

     - developments in patent or other proprietary rights;

     - governmental policy or regulation; and

     - general market conditions.

     Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against those companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect our business, financial condition and results of operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE PROVIDED ON THE FRONT PAGE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF COMMON STOCK.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.

     We incorporate by reference the documents listed below, except as superseded or modified by this registration statement, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934:

     1. Annual report on Form 10-K for the fiscal year ended December 31, 1999; and

     2. Notice of Annual Meeting and Proxy Statement for annual meeting of stockholders held on May 24, 1999.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

       Investor Relations
        Amylin Pharmaceuticals, Inc.
        9373 Towne Centre Drive
        San Diego, California 92121
        Telephone: (858) 552-2200

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Among the key factors that could cause actual results to differ materially from the forward-looking statements:

     - scientific and technological uncertainties regarding our product candidates;

     - risks and uncertainties regarding the adequacy of our clinical trial processes and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;

     - risks associated with timing of filing for regulatory approval of SYMLIN, and if regulatory approval is received, time to market thereafter;

     - our ability to raise additional needed capital or consummate strategic or corporate partner transactions on favorable terms or at all; and

     - dependence on third party service providers and manufacturers of our products.

     Because the risk factors referred to above, as well as the risk factors beginning on page 4 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any of those forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                SECURITY HOLDERS

     We are registering for resale certain shares of Amylin common stock held by the security holders identified below. The following table sets forth:

     - the name of the security holders,

     - the number and percent of shares of Amylin common stock that the security holders beneficially owned prior to the offering for resale of any of the shares of Amylin common stock being registered by this registration statement,

     - the number of shares of Amylin common stock that may be offered for resale for the account of the security holders pursuant to this prospectus, and

     - the number and percent of shares of Amylin common stock to be held by the security holders after the offering of the resale shares (assuming all of the resale shares are sold by the security holders).

     This table is prepared based on information supplied to us by the listed security holders, schedules 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of ownership are based on an aggregate of 62,494,222 shares of Amylin common stock issued and outstanding on March 9, 2000, adjusted as required by rules promulgated by the SEC.

                                         SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                OWNED             NUMBER             OWNED
                                          PRIOR TO OFFERING      OF SHARES       AFTER OFFERING
                                       -----------------------     BEING     ----------------------
          SECURITY HOLDERS               NUMBER     PERCENT(3)    OFFERED     NUMBER     PERCENT(3)
          ----------------             ----------   ----------   ---------   ---------   ----------
Allen Andersson(1)...................  10,357,093      16.6%     1,333,334   9,023,759      14.4%
Donald H. Rumsfeld(2)................     130,444         *         10,417     120,027         *
Rumsfeld Family Trust................     114,343         *         10,417     103,926         *
Funds Managed by Deerfield
  Partners(3)........................   2,600,000       4.2%     1,000,000   1,600,000       2.6%
Deltec Asset Management
  Corporation........................     363,400         *        363,400          --         *
Ralph M. D'Annucci...................      50,000         *         50,000          --         *
Funds Managed by Capital Research and
  Management Company(4)..............   4,845,833       7.8%     4,845,833          --         *
United Capital Management Inc........     100,000         *        100,000          --         *
MCP Global Corporation Limited.......     100,000         *        100,000          --         *
Funds Managed by Narragansett Asset
  Management LLC(5)..................      83,333         *         83,333          --         *
Funds Managed by Invesco Funds Group,
  Inc.(6)............................     628,000       1.0%       628,000          --         *
Funds Managed by AIM Funds Management
  Inc.(7)............................     122,000         *        122,000          --         *

-------------------------
  *  less than 1%

 (1) This amount includes 2,602,779 shares held by Susan Riecken, Mr. Andersson's spouse.


 (2) Includes 10,000 shares which Mr. Rumsfeld has the right to acquire within 60 days after the date of this table pursuant to outstanding options. Also includes 5,000 shares held by a partnership of which Mr. Rumsfeld is a general partner. Mr. Rumsfeld disclaims beneficial ownership of those shares. Mr. Rumsfeld is a member of our board of directors.

 (3) Includes 1,924,000 shares held of record by Deerfield Partners, L.P. and 676,000 shares held of record by Deerfield International Limited.

 (4) Includes 3,000,000 shares held of record by Rescueboat & Co., as Custodian for The Growth Fund of America, Inc., and 1,845,833 shares held of record by Clipperbay & Co., as Custodian for SMALLCAP World Fund, Inc.

 (5) Includes 60,833 shares held of record by Narragansett I, LP and 22,500 shares held of record by Narragansett Offshore, Ltd.

 (6) Includes 325,000 shares held of record by Pirate Ship & Co., as Custodian for Invesco Global Health Sciences Fund, 295,000 shares held of record by SeaLion & Co., as Custodian for Invesco Health Sciences Fund, and 8,000 shares held of record by Above Anchor & Co., as Custodian for Invesco
     VIF -- Health Sciences Fund.

 (7) Includes 40,000 shares held of record by Roytor & Co., in Trust for State Street Trust Co. Canada Fund #ZM 75, as Custodian for AIM Funds Management Inc., on behalf of AIM Global Health Sciences Class of AIM Global Fund Inc., and 82,000 shares held of record by Roytor & Co., in Trust for State Street Trust Co. Canada #KG 56, as Custodian for AIM Funds Management Inc. on behalf of AIM Global Health Sciences Fund.

                              PLAN OF DISTRIBUTION

     The resale shares may be sold from time to time by the security holders in one or more transactions at:

     - fixed prices,

     - market prices at the time of sale,

     - varying prices determined at the time of sale, or

     - negotiated prices.

The security holders may offer their resale shares in one or more of the following transactions:

     - on any national securities exchange or quotation service on which the Amylin common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

     - in the over-the-counter market;

     - in private transactions;

     - through options;

     - by pledge to secure debts or other obligations; or

     - a combination of any of the above transactions.

     The security holders may effect these transactions by selling to or through one or more broker-dealers, and broker-dealers involved in these transactions may receive compensation in the form of underwriting discounts, concessions or commissions from the security holders. The security holders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by those broker-dealers and any profits realized on any resale of the resale shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to Amylin's common stock for a period of two business days prior to the commencement of the distribution. In addition and without limiting the foregoing, the security holders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of shares of Amylin common stock by the security holders or any other person.

     We will make copies of this prospectus available to the security holders and have informed the security holders of the need for delivery of a copy of this prospectus to each purchaser of the resale shares prior to or at the time of any sale of the resale shares.

     The security holders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with the sale of the resale shares by them. We will pay all costs and expenses associated with the registration of the resale shares. We estimate that our expenses in connection with this offering will be approximately $115,438.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of any of the resale shares by the security holders. All proceeds from the sale of the resale shares will be for the accounts of the security holders.

                                 LEGAL MATTERS

     Cooley Godward LLP, San Diego, California will pass upon the validity of the issuance of the common stock offered by this prospectus.

                                    EXPERTS

     The consolidated financial statements of Amylin Pharmaceuticals, Inc. at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference here in, and are incorporated by reference in reliance upon that report given on the authority of Ernst & Young LLP as experts in accounting and auditing.